# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RXO, Inc., CIK 0001929561
CUSIP: 74982T103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 11215 North Community House Road, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-032084
Filed by CIK 0001732960

## Reporting persons
- MFN Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,154,993; sole dispositive power 0; shared dispositive power 32,154,993; aggregate amount beneficially owned 32,154,993 (19.2% of the class)
- MFN Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,154,993; sole dispositive power 0; shared dispositive power 32,154,993; aggregate amount beneficially owned 32,154,993 (19.2% of the class)
- MFN Partners Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,154,993; sole dispositive power 0; shared dispositive power 32,154,993; aggregate amount beneficially owned 32,154,993 (19.2% of the class)
- MFN Partners Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,154,993; sole dispositive power 0; shared dispositive power 32,154,993; aggregate amount beneficially owned 32,154,993 (19.2% of the class)
- Michael F. DeMichele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 32,154,993; sole dispositive power 0; shared dispositive power 32,154,993; aggregate amount beneficially owned 32,154,993 (19.2% of the class)
- Farhad Nanji: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 32,154,993; sole dispositive power 0; shared dispositive power 32,154,993; aggregate amount beneficially owned 32,154,993 (19.2% of the class)

## Item 1. Issuer
Name of issuer: RXO, Inc.
Address of issuer's principal executive offices: 11215 North Community House Road, Charlotte, NC 28277

## Item 2. Person Filing
Name of person filing: This Amendment No. 4 to Schedule 13G is filed by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"). Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 10, 2023, Amendment No. 1 thereto filed on February 12, 2024, Amendment No. 2 thereto filed on August 14, 2024 and Amendment No. 3 thereto filed on November 13, 2024 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The securities reported herein are directly held by the Partnership and each of the Reporting Persons disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The items included in this Amendment No. 4 are hereby amended and restated.
Address of principal business office or, if none, residence: c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116
Citizenship: The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele is a citizen of the United States and Farhad Nanji is citizen of Canada.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. The number of shares of Common Stock beneficially owned includes an aggregate 4,577,327 shares issuable upon exercise of warrants with an exercise price of $0.01, which are only exercisable to the extent that following such exercise the Reporting Persons' beneficial ownership of the Issuer, together with any attribution parties, does not exceed 19.9% (the "Warrants").
Percent of class: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 162,517,000 shares of Common Stock outstanding as of December 31, 2024, as reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2025, and gives effect to the exercise of 4,577,327 Warrants.
Sole power to vote or to direct the vote: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MFN Partners, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- MFN Partners GP, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- MFN Partners Management, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- MFN Partners Management, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- Michael F. DeMichele: /s/ Michael F. DeMichele, Michael F. DeMichele, individually (02/12/2025)
- Farhad Nanji: /s/ Farhad Nanji, Farhad Nanji, individually (02/12/2025)